Exhibit 5

RESIGNATION AND RELEASE AGREEMENT

This RESIGNATION AND RELEASE AGREEMENT (the “Agreement”), dated as of October 15, 2003, by and between Price Legacy Corporation, a Maryland corporation (the “Company”), and Gary B. Sabin (the “Executive”).  Price Legacy and the Executive are each referred to herein sometimes as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Executive has been employed as Co-Chairman and Chief Executive Officer of the Company pursuant to the Employment Agreement between the Executive and the Company dated as of April 7, 2003 (the “Employment Agreement”);

WHEREAS, the Company and the Executive and Richard B. Muir, Graham R. Bullick, and S. Eric Ottesen have entered into a Master Separation Agreement (the “Master Separation Agreement”), pursuant to which, among other things, the Executive and the Company have agreed that the Executive shall resign from his employment with the Company and each of subsidiaries and affiliates, and from the Boards of the Directors of the Company and each of its subsidiaries and affiliates, on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, the Company and the Executive, in consideration of the covenants herein set forth, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

1.       Effective Date

This Agreement shall become effective upon the occurrence of both of the following events (the date of such occurrence, the “Effective Date”):  (i) execution of this Agreement by the Parties and (ii) expiration of the revocation period set forth in Section 11 below without the Executive’s having given notice of revocation.  Until and unless both of the foregoing events occur, this Agreement shall be null and void and the Employment Agreement shall continue in full force and effect.  Upon the occurrence of the foregoing events, the Employment Agreement shall be superseded entirely by this Agreement and the Employment Agreement shall be of no further force or effect.

2.       Resignation of Employment and Directorships

The Executive hereby resigns, effective as of the date hereof (the “Resignation Date”), from his employment with the Company, from his positions as Co-Chairman and Chief Executive Officer of the Company and a member of the Board of Directors of the Company and a member of the Executive Committee of the Board of Directors of the Company and from all other positions the Executive may currently hold as an officer or member of the board of directors or trustees (or any committee thereof) of the Company or any of the Company’s direct or indirect majority-owned subsidiaries, including without limitation the entities listed on Schedule I hereto (the Company and all of its direct or indirect majority-owned subsidiaries (including corporations, partnerships, limited liability companies, joint ventures and other entities) being hereinafter referred to collectively as the “Price Legacy Entities”).  The Executive shall promptly sign and deliver to the Company such other documents as the Company may reasonably determine to be necessary to effect or reflect such resignations.

3.       Severance Payments, Benefits and Obligations

(a)        On or about the Effective Date, the Company shall pay to the Executive his base salary and accrued and unpaid vacation pay through the Resignation Date to the extent it has not previously been paid.  In lieu of and in satisfaction of any severance or other payments due under any severance or other benefit plans maintained by any of the Price Legacy Entities, or any individual agreement previously entered into with the Executive by any of the Price Legacy Entities, including without limitation the Employment Agreement, the Company shall provide the Executive with the payments and benefits set forth in Sections 3(b) through (f) below.  The Executive will not be entitled to any additional compensation or benefits from the Company or any other Price Legacy Entity, except as specifically provided in this Agreement.

(b)        The Executive acknowledges and agrees that the Executive has exercised his right to purchase from the Company all of its right, title and interest in and to the Master Lease, Note Receivable, Option Agreement and Put Option Agreement by and between the Company and Rose Canyon Business Park LP, dated as of December 12, 2000, and that as a result of such right being exercised the Executive has agreed forgo and waive any right the Executive may have under the Employment Agreement to receive any severance payments under Section 8(a)(iii) thereof.

(c)        Until the first anniversary of the Resignation Date, the Executive and his eligible spouse and dependents shall continue to be eligible to receive the benefits that they would have continued to receive under the Company’s medical, hospitalization, dental, and life insurance plans, practices and programs, if the Executive had remained employed by the Company, at the level in effect and upon substantially the same terms and conditions (including without limitation contributions required to be made by the Executive for such benefits, and subject to the Executive’s making such contributions) as are in effect from time to time for active Company employees; provided, that if and to the extent that the Executive, his eligible spouse and his eligible dependents cannot continue to participate in the Company programs providing such benefits, the Company shall arrange to provide them with the economic equivalent of such benefits that they would otherwise be entitled to receive; and provided further, that the foregoing benefits shall terminate if and to the extent that the Executive becomes eligible to receive substantially equivalent benefits under the plans and programs of any subsequent employer (determined on a benefit-by-benefit basis).  Medical and dental benefits under this subparagraph may be provided by the Company’s payment of a portion of the Executive’s premiums for continued health coverage under Section 4980B of Internal Revenue Code of 1986, as amended, and in any event the “qualifying event” that gives rise to the right of the Executive and his eligible spouse and eligible dependents to such continued health coverage shall be deemed to occur on the Resignation Date.

(d)        All options to purchase shares of common stock of the Company granted to the Executive prior to the Resignation Date shall be and become fully vested and exercisable on the Effective Date and shall continue to be outstanding and exercisable and the expiration of such options shall be extended to the first anniversary of the Resignation Date.

(e)        The Executive shall be entitled to any other rights, compensation and/or benefits as may be due to the Executive in accordance with the terms of the Company’s 401(k) plan.

(f)         Within seven (7) days following the Executive’s execution of this Agreement, the Executive shall submit expense reports documenting all business-related expenses which have already been incurred for which the Executive seeks reimbursement that the Company has not yet paid, and thereafter will submit such expenses within seven (7) days of the date in which they are incurred.  The Company will review the expense reports and, subject to proper documentation and verification that the expenses were business-related, reimburse the Executive in accordance with Company policy.  No other expenses incurred by the Executive prior to the Resignation Date will be reimbursed.

4.       Disparaging Comments

From and after the date of this Agreement, except as may be required by a court or governmental body, each of the Executive and the Company shall, and the Company shall cause each of its subsidiaries and affiliates, and use its reasonable efforts to cause its directors, officers and employees, to, refrain from taking actions or making statements, written or oral, which disparage or defame the goodwill or reputation of, the Price Legacy Entities and their trustees, officers, agents and former and current employees and directors, or the Executive, respectively, or which are intended to, or may be reasonably expected to, adversely affect the morale of the employees of any of the Price Legacy Entities and their trustees, officers, agents and former and current employees and directors, or the Executive, respectively.  The Executive further agrees not to make any negative statements, written or oral, to third parties relating to his employment or any aspect of the business of the Price Legacy Entities and not to make any statements, written or oral, to third parties about the circumstances of his resignation, except as may be required by a court or governmental body, or as may merely repeat any of the matters contained in the press release of the Company issued on or about the date hereof.

5.       Confidentiality of this Agreement

Except as required by law or regulation or as otherwise agreed to by the Parties, none of the Parties hereto will disclose the terms of this Agreement, provided that the Executive may disclose such terms to his financial and legal advisors and his spouse and the Company may disclose such terms to selected employees, advisors and affiliates on a “need to know” basis, each of whom shall be instructed by the Executive and the Company, as the case may be, to maintain the terms of this Agreement in strict confidence in accordance with the terms hereof.

6.       Additional Covenants

The Company hereby agrees that the restrictions contained in the Employment Agreement on the Executive’s ability either to engage in any activities directly or indirectly, in competition with the Company or to make any investment in competition with the Company are eliminated as of the Effective Date, and the Company shall execute all document necessary or reasonably requested by the Executive to reflect such elimination of restrictions.

7.       Waiver of Other Payments and Benefits

The compensation and benefits arrangements set forth in this Agreement are in lieu of any rights or claims that the Executive may have with respect to severance or other vested benefits, or any other form of remuneration from the Price Legacy Entities, other than benefits under any tax-qualified employee pension benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended (including the Company’s 401(k) plan), and without limiting the generality of the foregoing, the Executive hereby expressly waives any right or claim that he may have or could assert to payment for salary, bonuses, medical, dental or hospitalization benefits, payments under supplemental retirement plans and incentive plans, life insurance benefits and attorneys’ fees, except as otherwise provided in this Agreement or as mandated under applicable law.

8.       Information Requests/Cooperation

The Executive agrees to make himself, and agrees to use reasonable efforts to cause representatives of any joint venture partners with which the Company has a business relationship prior to the date hereof to be, reasonably available to the Company for a two-year period from the Resignation Date to respond to requests by the Company for information concerning matters involving facts or events relating to the Company or any other Price Legacy Entity that may be within the Executive’s knowledge, and to assist the Company and the Price Legacy Entities as reasonably requested with respect to pending and future litigations, arbitrations or other dispute resolutions; provided, that, to the extent the Executive can reasonably comply with the foregoing requirements, he shall be entitled to do so via telephone.  The Company will reimburse the Executive for his reasonable travel expenses and out-of-pocket costs incurred as a result of his assistance under this Section 8.

9.       No Admission of Wrongdoing

Nothing contained in this Agreement shall be construed in any way as an admission by any of the Parties of any act, practice or policy of discrimination or breach of contract either in violation of applicable law or otherwise.

10.     Waiver and Release by the Executive

(a)        In consideration of the payments and benefits set forth in this Agreement, except for the payment and benefits expressly provided herein, the Executive, for himself, his heirs, administrators, representatives, executors, successors and assigns (collectively “Releasors”) does hereby irrevocably and unconditionally release, acquit and forever discharge the Price Legacy Entities and their trustees, officers, affiliates, agents, and former and current employees and directors, and their successors, executors and assigns, including without limitation all persons acting by, through, under or in concert with any of them (collectively, “Releasees”), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, remedies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs) (collectively, “Claims”) of any nature whatsoever, known or unknown, whether in law or equity and whether arising under federal, state or local law, which the Releasors had, now have, or may have in the future as a result of any facts or circumstances currently existing or which may have existed in the past (including, without limitation, any and all matters arising from the Executive’s employment by or service with the Company), but excluding any Claims arising from any action to enforce the Company’s obligations under this Agreement, the Master Separation Agreement or any other agreement or instrument entered into and delivered under this Agreement or the Master Separation Agreement, against each or any of the Releasees (collectively, the “Released Claims”).  The Executive acknowledges and agrees that if he or any other Releasor should hereafter make any claim or demand or commence or threaten to commence any action, claim or proceeding against the Releasees with respect to any cause, matter or thing which is the subject of this Section 10(a), this Agreement may be raised as a complete bar to any such action, claim or proceeding, and the applicable Releasee may recover from the Executive all costs incurred in connection with such action, claim or proceeding, including attorneys’ fees.

(b)        With respect to any and all Released Claims, the Executive stipulates and agrees that, upon execution of this Agreement, Releasors shall be deemed to have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Releasors, upon execution of this Agreement, shall be deemed to have waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code.  The Releasors may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but each Releasor, upon the execution of this Agreement by the Executive, shall be deemed to have fully, finally, and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or noncontingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

(c)        The Executive affirms that he has been represented by counsel in connection with the negotiation and execution of this Agreement and the waiver and release in Section 10(a).

(d)        THE EXECUTIVE ACKNOWLEDGES AND UNDERSTANDS THAT THIS AGREEMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

11.     Older Workers Benefit Protection Act

In accordance with the Older Workers Benefit Protection Act of 1990, the Executive acknowledges that:

(a)        This Agreement includes a waiver and release of the Executive’s claims under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq.

(b)        The Executive has the right to consult with an attorney before signing this Agreement.

(c)        The Executive has twenty-one (21) days to consider this Agreement but he may waive that period by signing it earlier.

(d)        The Executive has seven (7) days after signing this Agreement to revoke this Agreement and this Agreement will not be effective until that revocation period has expired.  Notice of revocation must be delivered by fax or e-mail to the Chairman of the Board of Directors of the Company.

12.     Waiver and Release by the Company

(a)        In consideration of the matters set forth in this Agreement, except for the payment and benefits expressly provided herein, the Price Legacy Entities, for themselves and their successors and assigns (collectively “Price Legacy Releasors”) does hereby irrevocably and unconditionally release, acquit and forever discharge the Executive and his successors, executors and assigns, including without limitation all persons acting by, through, under or in concert with any of them (collectively, “Price Legacy Releasees”), from any and all Claims of any nature whatsoever, known or unknown, whether in law or equity and whether arising under federal, state or local law which the Price Legacy Releasors had, now have, or may have in the future as a result of any facts or circumstances currently existing or which may have existed in the past (including, without limitation, any and all matters arising from the Executive’s employment by or service with the Company), against each or any of the Price Legacy Releasees (collectively, the “Price Legacy Released Claims”); provided that the Price Legacy Released Claims shall not include either (x) any Claims arising from any action to enforce the Executive’s obligations under this Agreement, the Master Separation Agreement or any other agreement or instrument entered into and delivered under this Agreement or the Master Separation Agreement or (y) any Claims as to which indemnification of a director or officer of the Company would be unavailable under Maryland law.  The Company acknowledges and agrees that if it or any other Price Legacy Releasor should hereafter make any claim or demand or commence or threaten to commence any action, claim or proceeding against the Price Legacy Releasees with respect to any cause, matter or thing which is the subject of this Section 12(a), this Agreement may be raised as a complete bar to any such action, claim or proceeding, and the applicable Price Legacy Releasee may recover from the Company all costs incurred in connection with such action, claim or proceeding, including attorneys’ fees.  In addition, to the extent the Company’s consent is required under the formation or organizational documents of partnerships and/or joint ventures to which the Company is a party, the Company agrees not to consent to the assertion of any Claims against Executive by such partnerships or joint ventures, subject to the exceptions contained in the first sentence of this Section 12.

(b)        With respect to any and all Price Legacy Released Claims, the Company stipulates and agrees that, upon execution of this Agreement, the Price Legacy Releasors shall be deemed to have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Price Legacy Releasors, upon execution of this Agreement, shall be deemed to have waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code.  The Price Legacy Releasors may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Price Legacy Released Claims, but each Price Legacy Releasor, upon the execution of this Agreement by the Company, shall be deemed to have fully, finally, and forever settled and released any and all Price Legacy Released Claims, known or unknown, suspected or unsuspected, contingent or noncontingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

13.     Confidential Information

The Executive understands and acknowledges that during the course of his employment by the Price Legacy Entities, he has had access to and has become acquainted with trade secrets and other confidential information of the Price Legacy Entities (which shall include, but not be limited to, financial information, business plans, marketing plans and proposals, compilations of information, business and employee records, publication information and vendor information, but shall not include contact information for business relationships developed by the Executive during his employment with the Price Legacy Entities and standard form agreements regularly used in the operation of the business of the Price Legacy Entities) which are owned by the Price Legacy Entities and which are regularly used in the operation of the business of the Price Legacy Entities.  The Executive further understands and acknowledges that despite termination of his employment with the Price Legacy Entities, he has a continuing legal obligation not to disclose, and not to use, directly or indirectly, any such trade secrets or confidential information owned by the Price Legacy Entities.

14.     Public Statement

The Parties agree that the Executive’s resignation of his employment was announced by the Company on September 22, 2003, and that no subsequent comments shall be made to the media or through other public statements by any Party hereto regarding the Executive’s resignation of his employment that are inconsistent with such statement, except as may be required by applicable law or regulation.

15.     No Reliance

The Executive represents and acknowledges that, in executing this Agreement, he has not relied upon any representation or statement made by the Company not set forth herein.

16.     Return of Company Property

Except as previously agreed between the Parties, on the Effective Date, the Executive shall return in good working order any equipment or other property belonging to the Company.

17.     Governing Law

(a)        This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the principles of conflicts of law thereof, to the extent not superseded by applicable federal law.  It is the intention of the Parties that any dispute or litigation arising out of the negotiation, existence, performance, interpretation or enforcement of this Agreement shall be determined only by the Courts of the State of California (including the federal courts located in the State of California), and no other court or tribunal.  THE PARTIES HERETO HEREBY AGREE THAT ANY DISPUTE CONCERNING FORMATION, MEANING, APPLICABILITY, ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT SHALL BE SUBMITTED TO THE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA (INCLUDING FEDERAL COURTS IN THE STATE OF CALIFORNIA), AND NO OTHER STATE SHALL HAVE JURISDICTION OVER SUCH MATTERS, AND FURTHER AGREE TO WAIVE ALL RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY SUCH MATTERS.  WITH RESPECT TO ANY SUCH DISPUTE, ALL PARTIES HERETO AGREE TO WAIVE ANY DEFENSES OR OBJECTIONS THEY MAY HAVE TO THE PERSONAL JURISDICTION OVER THEM OF THE AFORESAID CALIFORNIA COURTS, AND THE EXECUTIVE AGREES THAT SERVICE OF PROCESS UPON HIM BY MAIL AT THE ADDRESS CONTAINED HEREIN SHALL BE GOOD AND SUFFICIENT PERSONAL SERVICE, AND THAT SUCH SERVICE SHALL BE DEEMED TO HAVE BEEN MADE UPON HIM AS IF HE WERE PERSONALLY SERVED AT A LOCATION WITHIN THE STATE OF CALIFORNIA.

(b)        If either Party brings an action to enforce its rights under this Agreement, the prevailing Party in the action, at such time as the action is binding, final and no longer appealable, shall be entitled to recover its costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred in connection with such action, including any appeal of such action.

18.     Warranty

The Parties hereto represent and warrant that there exists no impediment or restraint, contractual or otherwise on their power, right or ability to enter into this Agreement and to perform their duties and obligations hereunder or as contemplated hereby.

19.     Taxes

All payments made and benefits provided to the Executive under this Agreement shall be reduced by, or the Executive will otherwise pay, all required withholding, employment and Medicare taxes applicable to the Executive.

20.     No Coercion

The Parties hereto represent and acknowledge that they have decided to enter into this Agreement voluntarily, knowingly and without coercion of any kind.

21.     Enforceability; Severability

The Parties hereto affirmatively acknowledge that this Agreement, and each of its provisions, is enforceable, and expressly agree not to challenge nor raise any defense against the enforceability of this Agreement or any of its provisions in the future.  In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

22.     Notices

All notices, requests, demands and other communication which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted by telecopy, electronic or digital transmission method upon receipt of telephonic or electronic confirmation; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express) and upon receipt, if sent by certified or registered mail, return receipt requested.  In each case notice shall be sent to:

If to the Executive, addressed to:

Gary B. Sabin

17140 Bernardo Height Drive, Suite 310
San Diego, California 92128
Fax:   (858) 487-9890

If to the Company, addressed to:

Price Legacy Corporation
17140 Bernardo Height Drive, Suite 300
San Diego, California 92128
Attention:  Chief Executive Officer
Fax:   (858) 675-9405

or to such other place and with such other copies as any Party may designate as to itself or himself by written notice to the others.

23.     Amendments; Waivers

This Agreement may not be amended, modified or terminated, except by a written instrument signed by the Parties hereto.  Any provision of this Agreement may be waived by a written instrument signed by the Party to be charged with such waiver. No waiver by any Party hereto at any time of any breach of, or compliance with, any condition or provision of this Agreement to be performed by any other Party hereto shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

24.     Successors

This Agreement shall be binding on the Executive, the Company and their respective heirs, successors and assigns, including without limitation any corporation or other entity into which the Company may be merged, reorganized or liquidated, or by which the Company may be acquired.  The obligations of the Company may be assigned without limitation, provided that the Company shall remain liable for the payment obligations under Section 2; but, as the obligations to be performed by the Executive hereunder are unique based upon his skills and qualifications, the Executive’s obligations under this Agreement may not be assigned.

25.     Entire Agreement

Except as specified herein, this Agreement contains the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior agreement, understandings, discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto.

26.     Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement, as of the date and year first written above.

PRICE LEGACY CORPORATION

By:	/s/ JACK MCGRORY
Name: Jack McGrory
Title: Chief Executive Officer

/s/ GARY B. SABIN
Gary B. Sabin